UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2014
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission File Number.....001-34624
___________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Umpqua Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Umpqua Holdings Corporation
Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, OR 97258

REQUIRED INFORMATION

1. Not Applicable
2. Not Applicable
3. Not Applicable
4. The Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2014, prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public Accounting Firm and Financial Statements
with Supplementary Information for

Umpqua Bank
401(k) and Profit Sharing Plan

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Umpqua Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) - Schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington
June 29, 2015

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013

ASSETS
Investments, at fair value
Registered investment companies	$228,395,410	$109,239,673
Common stock	14,713,975	10,447,705
Individually directed accounts	4,532,854	4,047,918
Collective trusts	2,255,670	1,553,869

Total investments, at fair value	249,897,909	125,289,165

Receivables
Notes receivable from participants	7,618,997	3,338,158
Employer contributions	1,105,583	598,430
Unsettled trades	—	6,019
Participant contributions	598,846	421

Total receivables	9,323,426	3,943,028

Total assets	259,221,335	129,232,193

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$259,221,335	$129,232,193

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$8,309,126
Dividends	427,336
Interest	927

Net investment income	8,737,389

Interest income on notes receivable from participants	198,167

Contributions
Employer	5,235,040
Participant	17,475,070
Rollovers	3,740,794

26,450,904

Total additions	35,386,460

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	22,613,849
Corrective distributions	37,173
Administrative expenses	332,090

Total deductions	22,983,112

CHANGE IN NET ASSETS	12,403,348

Transfer of assets from other plans	117,585,794

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	129,232,193

End of year	$259,221,335

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service. Employees are automatically enrolled into the Plan once they meet these criteria, unless they chose to opt-out.

Contributions –

Employee deferrals – Participants may elect to contribute up to 80% of eligible compensation, except for bonus pay which can be be deferred up to 100%, to the Plan each year. Participants may make voluntary Roth after-tax contributions or voluntary non-deductible after-tax contributions to the Plan. Participants may also roll over eligible amounts from other qualified plans.

Employer match – The Company may elect to make discretionary matching contributions to the Plan. The contribution period is each Plan quarter and Participants must be employed as of the last day of the Plan quarter, to be eligible to receive any matching contributions for that quarter. The Company matched 50% of employee contributions, up to 6% of eligible compensation deferred to the Plan for the year ended December 31, 2014.

Employer profit sharing – The Company may elect to make discretionary profit sharing contributions to the Plan. Participants must complete at least 1,000 hours of service during the Plan year, and be employed as of the last day of the Plan year, to be eligible to receive any profit sharing contributions. Profit sharing contributions are allocated to participants in the same proportion as a participant’s compensation bears to the total of all participants’ compensation. There were no profit sharing contributions for the year ended December 31, 2014.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers various registered investment company mutual funds as investment options for participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan (continued)

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. Vesting in Company contributions is based on years of service pursuant to the following vesting schedule. Participants who were part of acquired plans may have specific vesting schedules in accordance with those plans.

Percentage

Years of service
Less than 1 year	—%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants’ vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant’s account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan term qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2014, the rates of interest on outstanding loans ranged from 4.25% to 9.25% with various maturities through December 2034.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account balance, or annual installments over a period not more than the participant’s life expectancy (or the assumed life expectancies of the participant and their beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions. As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $481,389 and $137,515, respectively. For the year ended December 31, 2014, the Company contributions were reduced by $518,422 from forfeited non-vested accounts.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis, which approximates fair value at the reporting date.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan Document.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits – Benefit payments are recorded when paid.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company. Transaction fees and investment management fees are paid by the Plan.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued. The Plan has been evaluated for subsequent events through June 29, 2015, which is the date the financials were issued.

Note 3 – Investments

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2014	2013

JPMorgan SmartRetirement 2020 Fund Inst Class	$34,523,084	$17,943,616
JPMorgan SmartRetirement 2025 Fund Inst Class	31,050,974	12,959,839
JPMorgan SmartRetirement 2030 Fund Inst Class	22,976,411	8,099,769
JPMorgan SmartRetirement 2035 Fund Inst Class	21,024,964	7,332,908
JPMorgan SmartRetirement 2015 Fund Inst Class	17,803,013	7,638,116
Umpqua Holdings Corporation Common Stock	14,713,975	10,447,705
Vanguard 500 Index Fund	14,111,055	*
JPMorgan SmartRetirement 2040 Fund Inst Class	14,004,633	*

*Indicates investment was less than 5% of net assets available for benefits or was not a plan investment option for respective plan year.

During 2014, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Registered investment companies	$9,365,431
Common collective trusts	23,776
Common stock	(1,555,775)
Individually directed accounts	475,694

Net appreciation in fair value of investments	$8,309,126

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of fair value measurement –

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology are quoted prices in markets that are not considered to be active, or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered investment companies (mutual funds) – Valued at the net asset value (NAV) of shares held by the plan at year end using prices quoted by the relevant pricing agent.

Registered investment companies (money market fund) – The money market fund is valued using the NAV of the money market as reported by the money market managers. The NAV is based on the fair value of the underlying assets in the money market fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a money market is calculated based on a compilation of primarily observable market information.

The money market fund invests in securities determined to experience minimal credit risk such as U.S. government securities and other short-term obligations of U.S companies, states, and municipalities. The money market fund seeks to maintain a stable NAV of $1.00 per share. Principal risks of the money market fund could cause deterioration in the stable NAV which could result in increased redemption activity further adversely affecting the NAV. The money market fund has no redemption features or restrictions.

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is generally classified within level 1 of the valuation hierarchy.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued)

Collective trust – Units held in the collective trust are valued using the NAV of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a collective investment is calculated based on a compilation of primarily observable market information. The number of units of the trust that are outstanding on the calculation date is derived from observable purchase and redemption activity in the trust. Accordingly, the unit value for a collective investment is classified within level 2 of the valuation hierarchy.

The Wells Fargo Stable Value Fund C (the Fund) is a collective trust designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Fund seeks to earn a high level of income consistent with those objectives. The Fund invests 100% in the Wells Fargo Stable Return Fund G which holds guaranteed investment contracts and security-backed contracts, both of which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize investments classified within level 2 of the valuation hierarchy and measured at fair value based upon NAV per share as of December 31:

	Fair	Unfunded	Redemption	Redemption
December 31, 2014	Value	Commitments	Frequency	Notice Period

Wells Fargo Stable Return Fund Class C	$2,255,670	None	Daily	N/A
(Collective Trust)
Goldman Sachs Financial Square Prime Fund	3,691,722	None	Daily	N/A
(Registered Investment Company - money market)
SSGA Inst Gov Money Market Fund	101,590	None	Daily	N/A
(Individually directed account - money market)
	$6,048,982

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued)

	Fair	Unfunded	Redemption	Redemption
December 31, 2013	Value	Commitments	Frequency	Notice Period

Wells Fargo Stable Return Fund Class C	$1,553,869	None	Daily	N/A
(Collective Trust)
Goldman Sachs Financial Square Prime Fund	2,829,518	None	Daily	N/A
(Registered Investment Company - money market)
SSGA Inst Gov Money Market Fund	15,749	None	Daily	N/A
(Individually directed account - money market)
	$4,399,136

The following tables disclose by level, the fair value hierarchy, of the Plan’s assets at fair value as of December 31:

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Registered investment companies
Mid/large cap stock	$203,895,475	$—	$—	$203,895,475
International	7,398,419	—	—	7,398,419
Small cap stock	7,192,520	—	—	7,192,520
Fixed income	6,217,274	—	—	6,217,274
Money market	—	3,691,722	—	3,691,722
Common stock – Umpqua Holdings Corp.	14,713,975	—	—	14,713,975
Individually directed accounts				—
Money market	—	101,590	—	101,590
Common stock	4,431,264	—	—	4,431,264
Common collective trusts	—	2,255,670	—	2,255,670

	$243,848,927	$6,048,982	$—	$249,897,909

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements (continued)

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Registered investment companies
Mid/large cap stock	$93,292,715	$—	$—	$93,292,715
International	4,931,961	—	—	4,931,961
Small cap stock	4,494,821	—	—	4,494,821
Fixed income	3,690,658	—	—	3,690,658
Money market	—	2,829,518	—	2,829,518
Common stock – Umpqua Holdings Corp.	10,447,705	—	—	10,447,705
Individually directed accounts
Money market	—	15,749	—	15,749
Common stock	4,032,169	—	—	4,032,169
Common collective trusts	—	1,553,869	—	1,553,869

	$120,890,029	$4,399,136	$—	$125,289,165

Note 5 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Plan management must evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has concluded that as of December 31, 2014 and 2013 there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Note 6 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

Note 7 – Party-in-Interest Transactions

Plan investments include shares of the Umpqua Holdings Corporation Stock which is comprised of common stock of the Company.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 8 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

Note 9 - Transfer of Assets

During 2014, the Plan had an increase in net assets of $117.6 million as a result of the transfer of assets from other plans.

Effective April 18, 2014, the Company merged with Sterling Financial Corporation and subsidiaries (Sterling). This resulted in approximately 2,300 new plan participants. In July 2014, the assets of the Sterling Savings Bank Employee Savings and Investment Plan and Trust were transferred into the Plan, an increase of $109.9 million to plan assets.

Effective July 1, 2013, the Company acquired Financial Pacific Holding Corporation and subsidiaries (FinPac), which added approximately 125 employees to the Plan. During 2014, the assets of Financial Pacific's plan were transfered into the Plan, an increase of $7.7 million to plan assets.

SUPPLEMENTARY INFORMATION
REQUIRED BY THE DEPARTMENT OF LABOR

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
EIN: 93-0419143
PLAN NO. 001
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	JPMorgan SmartRetirement 2020 Fund Inst Class	Registered investment company	**	$34,523,084
	JPMorgan SmartRetirement 2025 Fund Inst Class	Registered investment company	**	31,050,974
	JPMorgan SmartRetirement 2030 Fund Inst Class	Registered investment company	**	22,976,411
	JPMorgan SmartRetirement 2035 Fund Inst Class	Registered investment company	**	21,024,964
	JPMorgan SmartRetirement 2015 Fund Inst Class	Registered investment company	**	17,803,013
	Vanguard 500 Index Fund	Registered investment company	**	14,111,055
	JPMorgan SmartRetirement 2040 Fund Inst Class	Registered investment company	**	14,004,633
	JPMorgan SmartRetirement 2045 Fund Inst Class	Registered investment company	**	11,144,049
	JPMorgan SmartRetirement Income Fund	Registered investment company	**	8,185,617
	Vanguard Mid Cap Index Fund Admiral	Registered investment company	**	5,026,065
	Vanguard Small Cap Index Fund Admiral	Registered investment company	**	5,001,162
	Mainstay Large Cap Growth Fund	Registered investment company	**	4,905,155
	MFS Value Fund R5	Registered investment company	**	4,523,718
	JPMorgan Mid Cap Value Fund Inst Class	Registered investment company	**	4,514,272
	JPMorgan SmartRetirement 2050 Fund Inst Class	Registered investment company	**	4,453,244
	T Rowe Price Institutional Mid Cap Equity Growth Fund	Registered investment company	**	4,249,431
	Goldman Sachs Financial Square Prime Fund	Registered investment company	**	3,691,722
	American Funds Europacific Growth Fund R6	Registered investment company	**	3,623,476
	PIMCO Total Return Fund Inst Class	Registered investment company	**	3,215,602
	GE Institutional Small Cap Equity Fund Class Inv	Registered investment company	**	2,191,358
	Vanguard Total International Stock Index Fund	Registered investment company	**	2,180,524
	Hotchkis & Wiley High Yield Fund Class I	Registered investment company	**	1,610,906
	Dimensional International Value Portfolio	Registered investment company	**	1,594,419
	JPMorgan SmartRetirement 2055 Fund Inst Class	Registered investment company	**	1,399,790
	Vanguard Total Bond Market Index Fund Admiral	Registered investment company	**	1,390,766
*	Umpqua Holdings Corporation	Common stock	**	14,713,975
	Wells Fargo Stable Return Fund Class C	Common collective trust	**	2,255,670
	Participant directed brokerage accounts	Individually directed account	**	4,532,854
	Participant loans	4.25% – 9.25%, various maturity	**	7,618,997

				$257,516,906

* Indicates party-in-interest
** Information is not required as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Umpqua Bank 401(k) and Profit Sharing Plan

Date: June 29, 2015
/s/ Neal T. McLaughlin
Neal T. McLaughlin
Chair of the Umpqua Bank 401(k) Advisory Committee,
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.        Description

23.1            Consent of Independent Registered Public Accounting Firm